April 30, 2009	Robert A. Schwed

VIA EDGAR	+1 212 937 7276 (t)
+1 212 230 8888 (f)
robert.schwed@wilmerhale.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: H. Christopher Owings

RE:	Ocean Power Technologies, Inc.
Form 10-K for Fiscal Year ended April 30, 2008
Filed July 14, 2008
Forms 10-Q for the Periods Ending July 31, 2008, October 31, 2008 and January 31, 2009
Filed September 9, 2008, December 10, 2008 and March 12, 2009
Definitive Proxy Statement on Schedule 14A
Filed August 28, 2008
File No. 001-33417
Dear Sirs:
This letter is submitted on behalf of Ocean Power Technologies, Inc. (the “Company” or “OPT”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in a letter to Mark R. Draper dated April 2, 2009 with respect to (i) the Company’s Form 10-K for the fiscal year ended April 30, 2008, (ii) the Company’s Forms 10-Q for the fiscal quarters ended July 31, 2008, October 31, 2008 and January 31, 2009, and (iii) the Company’s Definitive Proxy Statement on Schedule 14A, filed on August 28, 2008. For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment. The responses provided herein are based upon information provided to this firm by the Company.
Form 10-K for the Fiscal Year Ended April 30, 2008
Item 7. Management’s Discussion and Analysis and Financial Condition and Results of Operations, page 44
Wilmer Cutler Pickering Hale and Dorr llp, 399 Park Avenue, New York, New York 10022
Beijing Berlin Boston Brussels Frankfurt London Los Angeles New York Oxford Palo Alto Waltham Washington

Division of Corporation Finance
Securities and Exchange Commission
April 30, 2009

Overview, page 44
1.	Please expand this section to elaborate on known material trends and uncertainties that will have, or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In doing so, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. In addition, please discuss in reasonable detail:
•	economic or industry-wide factors relevant to your company, and

•	material opportunities, challenges and risks in short and long term and the actions you are taking to address them
For example, we note that during 2008 wave energy was added to the production tax credit under the Energy Improvement and Extension Act and that favorable changes have taken place in the political, regulatory and social environments. To the extent material, you should discuss the impact of recent legislation and environmental factors that may have a material effect on your operations and liquidity. See Item 303 of Regulation S-K and SEC Release No. 33-8350.
Response 1:
The Company believes that, in light of the economic and political landscape prevailing at the time, its Form 10-K for fiscal 2008 adequately addressed the economic or industry-wide factors relevant to the marine energy industry and the material opportunities, challenges and risks facing the Company. Since the filing of the fiscal 2008 Form 10-K, there have been significant changes in the economic and political conditions affecting the Company’s industry. Accordingly, the Company proposes to include the following discussion, appropriately updated at the time of filing, to its Form 10-K for fiscal 2009.
“The marine energy industry, including wave, tidal and ocean current energy technologies, is expected to benefit from various legislative initiatives which have been undertaken or are planned by state and federal agencies. For example, the production tax credit was expanded to include marine energy, as part of the Energy Improvement and Extension Act of 2008, signed into law in October 2008. Production tax credit provisions that were previously in place served only to benefit other renewable energy sources such as wind and solar. This new legislation will, for the first time, enable owners of wave power projects in the U.S. to receive federal production tax credits, which, by their prospective effect of lowering income taxes for OPT’s customers based on energy produced, may improve the comparative economics of wave power as a renewable energy source.

Division of Corporation Finance
Securities and Exchange Commission
April 30, 2009

Further, it is expected that the US federal and state governments will increase their investments in the renewable energy sector under various economic stimulus measures announced in early 2009. In anticipation of such investments, OPT is devoting additional resources to develop proposals seeking government funding to support existing projects and technology enhancements. Consequently, while our selling, general and administrative costs related to such efforts may increase over the next year, we believe that these governmental initiatives may result in additional revenues for OPT over the next several years. Given the recent announcement of the government programs and the uncertainties surrounding their scope and size, there can be no assurances as to whether the Company will be successful in obtaining significant additional government funding or as to the terms and conditions of any such funding.
According to the Energy Information Administration, $1.6 trillion is expected to be spent for new renewable energy generation equipment by the year 2030. This equates to annual global expenditures of approximately $60 billion. We plan to take advantage of these global drivers of demand for renewable energy, as we continue to refine and expand OPT’s proprietary technology.”
Item 9A. Controls and Procedures, page 56
2.	We note the disclosure that your chief executive officer and chief financial officer have concluded that your controls and procedures are “effective, and are reasonable designed to ensure that all material information relating to the company required to be included in the company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.” As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition. In future filings, please revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). In addition, please revise to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website http://www.sec.gov/rules/final/33-8238.htm.

Division of Corporation Finance
Securities and Exchange Commission
April 30, 2009

Response 2:
If the evaluations performed so confirm, the Company will revise the disclosure in future filings to read as follows:
An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was performed as of the end of the period covered by this report. This evaluation was performed under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and are effective in providing reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.
Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-9
Note (2)(c) Revenue Recognition, page F-9
3.	Please disclose your revenue recognition policy for customer-sponsored research and development activities and contracts that are not accounted for using the percentage-of-completion method as discussed on page 45.
Response 3:
All customer-sponsored research and development activities and contracts for the years referenced in OPT’s fiscal 2008 Form 10-K and subsequent Form 10-Q’s have been accounted for using the percentage-of-completion method. The Company will revise future disclosures to clarify that, to date, revenue associated with all of the Company’s contracts has been accounted for using such method.

Division of Corporation Finance
Securities and Exchange Commission
April 30, 2009

Note 2(i) Long Lived Assets, page F-10
4.	We note your disclosure that you reviewed long-lived assets for indicators of impairment and determined that no impairment review was necessary for each of the years presented. Given your operating cash flow losses in each year combined with a history of operating and cash flow losses it appears that you should have tested long-lived assets for recoverability each year. Please tell us the rationale for your conclusion that operating and cash flow losses combined with a history of operating and cash flow losses are not indicators of impairment. Refer to paragraph 8.e. of SFAS 144.
Response 4:
Upon reviewing the disclosure in its fiscal 2008 Form 10-K, the Company realized an error in the wording. The sentence should have stated that “The Company reviewed its long-lived assets for impairment in accordance with SFAS No. 144 and determined there was no impairment for the years ended April 30, 2006, 2007 and 2008.”
The Company does meet the criteria in paragraph 8.e. of SFAS No. 144 in that the Company has current period operating or cash flow losses with a history of operating or cash flow losses. However, the Company is forecasting positive future cash flows that relate specifically to its long-lived assets. The Company defines specific cash flows relating to its long-lived assets as revenues (cash inflows) net of cost of goods sold (cash outflows) or gross profit (net cash flows).
OPT has long-lived assets that consist of patents and trademarks with estimated lives of 17 years and property and equipment with estimated lives of 3 to 7 years. Gross profits are cash flows that relate directly to the use of OPT’s intellectual property (“IP”) and its property and equipment. The costs below the gross profit line are discretionary and are not associated with cash flows from the use of this asset group. Gross profit cash flows are based on OPT’s core technology. Product development spending is an independent decision made by management for building and investing in its business. In addition, general and administrative costs and interest income are independent of OPT’s technology. OPT’s determination of cash flows is supported by paragraph 16 of SFAS No. 144, which states “estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) shall include only the future cash flows (cash inflows less associated cash outflows) that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset (asset group). Those estimates shall exclude interest charges that will be recognized as an expense when incurred.”

Division of Corporation Finance
Securities and Exchange Commission
April 30, 2009

OPT’s budgeted gross profit (future net cash flows) for the current fiscal year (commencing May 1, 2008) and estimates of gross profit for the remaining useful lives of the asset group exceed the carrying amount of the long-lived assets.
Note (4) Long-Term Investment, page F-14
5.	It appears that you classify long term investments as held-to-maturity securities. As such, please disclose the aggregate fair value and gross unrecognized holding gains and losses or otherwise advise. Refer to paragraph 19 of SFAS 115.
Response 5:
The long-term investments, disclosed in Note 4, represent one investment that was purchased on April 30, 2008, the last day of the fiscal year. Consequently, there was no difference between the recorded value and fair value. Prior to this, the Company had not invested in any long-term securities.
It is the Company’s intention to disclose the fair value and gross unrecognized holding gains and losses related to long-term investments in the fiscal 2009 Form 10-K. In the future, the Company will also specifically disclose instances where the recorded value equals fair value.
Note (9) Deferred Credits, page F-15
6.	Please tell us how you are accounting for the option agreement and the basis in GAAP that supports your accounting citing relevant accounting literature. Specifically address your consideration of whether the option agreement is a derivative instrument under SFAS 133.
Response 6:
Under the terms of the contract, the Company received $600,000 from an investor in exchange for an option to purchase up to 500,000 metric tons of carbon emissions credits generated by the Company during the years 2008 through 2012, at a 30% discount from the then-prevailing market rate. This amount has been recorded as a deferred credit in the consolidated balance sheet as of April 30, 2008. If the Company does not become entitled under applicable laws to the full amount of emission credits covered by the option by December 31, 2012, the Company is obligated to return the option fee of $600,000, less the aggregate discount on any emission credits sold to the investor prior to such date. If the Company receives emission credits under applicable laws and fails to sell to the investor the credits up to the full amount of emission credits covered by the option, the investor is entitled to liquidated damages equal to 30% of the aggregate market value of the shortfall in emission credits (subject to a limit on the market price of emission credits).

Division of Corporation Finance
Securities and Exchange Commission
April 30, 2009

To date, the Company has not generated any carbon emissions credits. Based on the Company’s current strategy and the nature of its current contracts, the Company believes that it is unlikely that the Company will become entitled under applicable laws to a significant amount (if any) of carbon emission credits covered by the scope of this contract by December 31, 2012. The Company believes that the most likely outcome is that it will return the $600,000 to the investor. The Company has not recorded any income related to the option and has recorded a liability for $600,000, which it believes is the best estimate of the fair value of the liability.
The Company does not believe this contract is a derivative under SFAS No. 133, as it would be excluded under paragraph 10(e). SFAS No. 133 states, “Contracts that are not exchange-traded are not subject to the requirements of this Statement if the underlying on which the settlement is based is one of the following: (1) A climatic or geological variable or other physical variable (2) The price or value of (a) a nonfinancial asset of one of the parties to the contract provided that the asset is not readily convertible to cash or (b) a nonfinancial liability of one of the parties to the contract provided that the liability does not require delivery of an asset that is readily convertible to cash (3) Specified volumes of sales or service revenues of one of the parties to the contract.” The terms of carbon emission credits are subject to the applicable laws where they are generated and vary significantly. Currently, the Company does not have in place any agreements that it expects to generate a significant amount of carbon emission credits by December 31, 2012. Since the amount and terms of the carbon emission credits that might potentially be generated by OPT are not known, it would not be possible to currently trade them on an exchange or readily convert them into cash; therefore, this agreement would not be subject to the requirements of SFAS No. 133, as it would be excluded under paragraph 10(e).

Division of Corporation Finance
Securities and Exchange Commission
April 30, 2009

Note (16) Operating Segments and Geographical Information, page F-20
7.	Please disclose revenues from the development and construction of your product systems and from customer-sponsored research and development, or tell us why, you believe this disclosure is not required. Refer to paragraph 37 of SFAS 131.
Response 7:
Paragraph 37 of SFAS No. 131 states “An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the enterprise’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.” The Company believes that there is no substantial difference in its revenues from the development and construction of product systems and from customer-sponsored research and development. In both cases the revenues are mostly generated using the same assets and by the same employees and in many cases the deliverable to the customer is the same. For management purposes the Company does not differentiate between these types of revenue and does not maintain separate financial statements for these types of revenue. Previously, the Company had been making a disclosure related to the percentage of these revenues in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) section of the Company’s annual and quarterly reports. Based on the business activity over the last two years, the Company no longer considers this disclosure very useful and intends to delete it from the MD&A in its next Form 10-K.
Form 10-Q for Fiscal Quarters Ended July 31, 2008 and January 31, 2009
8.	Please address the comments above to the extent applicable.
Response 8:
To the extent an impact on the Company’s responses is applicable to the disclosure in certain quarters, note has been made in the responses. Where appropriate, the Company will include similar disclosures in future filings.

Division of Corporation Finance
Securities and Exchange Commission
April 30, 2009

Exhibits 31.1 and 31.2
9.	The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K. In this regard, you did not include the parenthetical in paragraph 5. Similarly, you did not include the parentheticals in paragraphs 4(d) and 5 in the certifications filed with the Forms 10-Q for the quarters ended July 31, 2008, October 31, 2008 and January 31, 2009. Please revise the certifications for future filings.
Response 9:
The Company will revise the certifications for future filings to correspond to those set forth in Item 601(b)(31) of Regulation S-K. An example of the revised certification is included as Attachment A.
Definitive Proxy on Schedule 14A
Executive Compensation, page 12
Compensation Discussion and Analysis, page 12
Components of Our Executive Compensation Program, page 13
10.	We note that individual officer performance is an important factor in determining compensation. Please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.
Response 10:
The Company advises the Staff that the Compensation Committee’s determination of the overall level of executive compensation and the forms of compensation utilized is based on reviews of the individual’s personal performance, the individual’s attainment of specific, written goals for himself or his department, and the Company’s performance, as noted in the Components of our Executive Compensation Program disclosure on pages 13-14 of the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on August 28, 2008 (the “Proxy Statement”). Personal performance is evaluated by the Chief Executive Officer (“CEO”) for the Named Executive Officers other than himself, and the Compensation Committee for the CEO, in the areas of leadership, management skills, professional competence, and creativity. The Compensation Committee considers the performance as assessed by the CEO of each Named Executive Officer other than the CEO for these areas of personal performance. In the case of the CEO, his compensation is mainly tied to the performance of the entire company, although the Compensation Committee does take into account certain elements of his personal performance, as discussed below.

Division of Corporation Finance
Securities and Exchange Commission
April 30, 2009

The Company’s Compensation Committee includes experienced directors who serve or have served as members of the boards of other public companies, including in certain cases the compensation committees of the boards of those companies. The Compensation Committee works closely with the Company’s CEO, discussing with him the Company’s overall performance and his evaluation of and compensation recommendations for the other Named Executive Officers. The Compensation Committee then utilizes its judgment and experience in making all compensation determinations, including appropriate base salary, bonus and equity grant determinations. The Compensation Committee’s determination of compensation levels is based upon what the members of the committee deem appropriate, considering information such as the factors listed above.
In addition to the Company’s performance for the year (as discussed in more detail in the response to Comment 13 below), the Compensation Committee specifically took into consideration the following elements of individual performance for the Company’s CEO and other Named Executive Officers in the determination of overall compensation levels:
•	For Dr. Taylor, his performance in leading Company achievements in the areas of forging new strategic relationships across three continents, managing the other Named Executive Officers, building the organization in the filling of several key senior positions, nearly doubling Company revenues and growing backlog, and moving the technology development program forward.

•	For Mr. Draper, his contributions in establishing the Chief Operating Officer position, exercising leadership across the Company and its two international operating units and bringing his expertise in both engineering and the utility business to bear on the resolution of various technical elements of the core PowerBuoy technology.

Division of Corporation Finance
Securities and Exchange Commission
April 30, 2009

•	For Mr. Dunleavy, his contributions to meeting the Company’s goals, as well as his leadership and management achievements in the areas of Treasury, regulatory and tax compliance at both foreign and domestic levels, and investor relations.

•	For Mr. Nock, his performance in managing the Company’s US business development effort with respect to large utility-focused projects.
The Company will include similar disclosures in future filings.
Base Salary, page 13
11.	One of the factors you considered in executive compensation decisions is “the level of base salary paid by comparable companies for similar positions.” Please clarify the comparable company data used in making your compensation decisions. If you benchmark compensation, you are required to identify the companies that comprise the benchmark group. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons.
Response 11:
The Company advises the Staff that although the Proxy Statement referenced comparisons to comparable companies, the Compensation Committee does not benchmark overall compensation levels or any element of compensation; accordingly, it has not identified any companies that comprise a benchmark group. As there are no other publicly-held wave power companies, there is a dearth of comparable compensation information relative to that specific industry. The talent pool from which the Company now draws and in the foreseeable future will draw its Named Executive Officers includes world-class companies in the utility, energy and technology sectors. In order to understand current compensation practices in such sectors, the Compensation Committee reviewed broad-based publicly available surveys for more general informational purposes, and also considered other factors in making compensation decisions. These other factors included the Compensation Committee’s own understanding of current market practices given the scope and breadth of each Named Executive Officer’s responsibility, within the context of the Company’s challenging technical engineering goals and market opportunity.

Division of Corporation Finance
Securities and Exchange Commission
April 30, 2009

Based on the foregoing, the Compensation Committee believes that the Named Executive Officers of the Company receive compensation slightly below the median range of compensation paid to similarly situated executives in companies covered by the publicly available survey data. To the extent that the Compensation Committee continues to follow this process in making compensation determinations, in future filings the Company will affirmatively indicate that it does not engage in benchmarking.
Bonus, page 14
12.	Please discuss the bases for the compensation committee’s approval of annual discretionary cash bonuses for executive officers.
Response 12:
OPT’s compensation philosophy with regard to the payment of annual cash bonuses is to reward the Company’s Named Executive Officers for their performance during the year and to provide a significant incentive to them toward achieving their respective individual objectives, Company objectives and the Company’s overall long-term strategic goals, such as growing revenues, expanding the base of employees and developing the core PowerBuoy technology. In determining bonus amounts, the Compensation Committee gives consideration to the achievement of personal goals of the individual and of the goals of the Company.
In determining 2008 annual cash bonuses for the Named Executive Officers, the Compensation Committee considered the following aspects of Company performance and each Named Executive Officer’s role in achieving his personal goals:
Company performance in 2008: The Compensation Committee took into consideration the Company’s revenue growth of 88% in 2008 compared to 2007 and the increase in backlog to $5.3 million. Further, progress was made in developing the next generation PowerBuoy, and new strategic relationships were formed with a utility in the US and a large energy company in Australia. The Company also entered into a new contract for a new US Navy program utilizing the Company’s PowerBuoy for deep ocean applications. This program has significant potential for additional revenue growth for the Company.

Division of Corporation Finance
Securities and Exchange Commission
April 30, 2009

Individual performance in 2008: The Compensation Committee, in consultation with management, reviewed each individual’s contribution to the Company’s 2008 results in determining bonus payment amounts. The bonuses were subjectively decided by the Compensation Committee for the CEO and each Named Executive Officer while being mindful of the Company’s performance discussed above.
The Compensation Committee particularly considered the following:
•	For Dr. Taylor, his personal leadership of the Company in connection with all aspects of 2008 Company performance, in particular the growth of revenues, progress with the technology development and expanding strategic relationships. As the CEO, Dr. Taylor has responsibility for the entire company, and therefore the Compensation Committee primarily considered Company performance in determining his bonus payment.

•	For Mr. Draper, his achievements in leading the preparation of several PowerBuoys for ocean deployment, the development of a new product, the undersea substation, recruiting new staff and expanding the Company employee base, advancing the core technology and establishing increased levels of managerial controls over operations.

•	For Mr. Dunleavy, his achievements in guiding the Company through its first year of Sarbanes-Oxley compliance, improvements in risk assessment, communications with the investor community, and oversight of multinational regulatory compliance. Mr. Dunleavy’s contributions in 2008, as in prior years, extended beyond his functional areas to achievement of new business development and strategic relationships.

•	For Mr. Nock, his contributions to the Company’s new business development, and identification of certain new opportunities for expanded Federal and state funding of the Company’s US project development activities.

Division of Corporation Finance
Securities and Exchange Commission
April 30, 2009

The Company will include similar disclosures in future filings.
Equity Awards, page 14
13.	You state that, “[i]n making the grant determinations, the Compensation Committee considered each named executive officer’s performance over the preceding 12 months, the overall company performance over the same period, the need to motivate the named executive officers for outstanding future performance, and the retention of the named executive officers over future years.” Please disclose the criteria the committee uses to determine company performance.
Response 13
The criteria which the Compensation Committee currently uses to determine Company performance include:
•	Growth in revenues and meeting budgeted performance;

•	Expansion of customer and strategic partner base;

•	Advancement of the technology;

•	Expansion of employee base; and

•	Maintenance of worldwide regulatory compliance.
Additional detail on Company performance for 2008 is provided in Response 12 above. The Company will include similar disclosures in future filings.
******

Division of Corporation Finance
Securities and Exchange Commission
April 30, 2009

As requested in the Comment Letter, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
******
If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 937-7276.

Sincerely,

/s/ Robert A. Schwed Robert A. Schwed

cc:	Mark R. Draper, CEO, Ocean Power Technologies, Inc. Charles F. Dunleavy, CFO, Ocean Power Technologies, Inc. Paul F. Lozier, Chairman, Audit Committee of Ocean Power Technologies, Inc.

Division of Corporation Finance
Securities and Exchange Commission
April 30, 2009

Attachment A
EXHIBIT 31.2
CERTIFICATIONS
I, Charles F. Dunleavy, certify that:
1.	I have reviewed this [XXXX] Report on Form 10-[X] of Ocean Power Technologies, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

Division of Corporation Finance
Securities and Exchange Commission
April 30, 2009

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or other persons performing the equivalent functions):
(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ CHARLES F. DUNLEAVY
Charles F. Dunleavy
Chief Financial Officer
Dated: [Month XX, 2009]